EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2014 BUDGET
CALGARY, ALBERTA – NOVEMBER 7, 2013 – FOR IMMEDIATE RELEASE

Commenting on the Company’s 2014 budget, Steve Laut, President of Canadian Natural, stated, “Canadian Natural is continuing the transition to a long-life, low decline asset base further strengthening our ability to generate free cash flow. The Company’s 2014 capital budget will deliver near-term production growth of 7% while progressing projects for sustained growth in the mid- and long-term, enhancing our ability to deliver sustained free cash flow going forward.

Our 2014 capital program is balanced, allocating capital to the projects with the highest returns to support and drive sustainable free cash flow in 2014 and beyond, with a continued focus on returns to shareholders.

We target to have significant production growth of 7% up to a midpoint of 734,000 barrels of oil equivalent per day, to grow cash flow by 14% to $8.7 billion and to grow free cash flow to $1.0 billion, after all targeted 2014 capital, or to $3.9 billion if one excludes the long-term investment in the Horizon expansion project. Importantly, our highest value products, crude oil and NGLs, will see production levels grow by 9% in 2014 over 2013 levels. This production growth is as a result of targeted strong performance in all segments of our business. This demonstrates the strength of our asset base and our ability to deliver value adding projects.

Our asset base contains 7.89 billion BOE of proved and probable reserves, the largest in our peer group, and provides us the ability to optimize capital allocation to generate significant free cash flow, which in turn enhances our ability to deliver increased return to shareholders in the form of dividends and share purchases. We continue to execute on our defined plan to maximize shareholder value over the near-, mid- and long-term.”

HIGHLIGHTS OF THE 2014 BUDGET

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Canadian Natural’s 2014 capital budget is targeted at $7.7 billion, with an additional $400 million of flexible capital potentially allocable during the year to Horizon Oil Sands (“Horizon”) Phases 2 and 3.  The 2014 capital budget delivers both near term crude oil and NGLs production growth of approximately 9% and the effective development of the Company’s long life, low decline asset base. The decision to allocate the additional $400 million to Horizon Phases 2 and 3 construction will depend on construction market conditions.

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Overall crude oil and NGLs production is targeted to increase 9% from 2013 levels, with production growth targets for Horizon of 7%, primary heavy crude oil of 2%, North America light crude oil and NGLs of 10%, while thermal in situ oil sands (“thermal in situ”) production grows 23% as production ramps up at the Kirby South steam assisted gravity drainage (“SAGD”) project.

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The Company’s 2014 cash flow is targeted to be $8.7 billion at the midpoint of production guidance based on average annual WTI strip pricing of US$96.67/bbl and AECO strip pricing of C$3.47/GJ, providing approximately $1.0 billion of free cash flow to allocate to resource development, dividends, share purchases, opportunistic acquisitions or debt repayment. Continued strong balance sheet management provides financial flexibility for operating plans.

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Overall production growth is targeted to be 7% based on production guidance of 711,000 to 757,000 barrels of oil equivalent per day (“BOE/d”) as part of a product mix encompassing approximately 75% crude oil and NGLs and 25% natural gas. Total production growth from Q4/13 to Q4/14 is targeted to be 15%.

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North America natural gas production is targeted to increase 2% as drilling activities at Septimus and Deep Basin offset natural declines in the natural gas portfolio. Canadian Natural’s total natural gas production is targeted to increase 4%.

Crude Oil and NGLs

▪	Total crude oil and NGLs production volumes are targeted to increase from the 2013 midpoint guidance by 9% to between 521,000 barrels per day (“bbl/d”) and 560,000 bbl/d.

North America – Exploration and Production

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North America crude oil and NGLs provides an opportunity for near-term production growth from our well balanced asset base encompassing light crude oil, primary heavy crude oil and Pelican Lake crude oil. Canadian Natural continues to operate a large land base and significant infrastructure with high working interest.

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Primary heavy crude oil production is targeted to increase 2% from forecasted 2013 production levels to a range of 142,000 bbl/d to 146,000 bbl/d. The Company targets to drill 898 net primary heavy crude oil wells, 46 net wells more than the 2013 plan. Primary heavy crude oil currently generates the highest return on capital in Canadian Natural’s balanced portfolio, and with favorable heavy oil pricing expected for 2014, primary heavy crude oil will continue to generate significant free cash flow. Woodenhouse production volumes are targeted to stabilize in 2014 after the significant 19% production growth year-to-date in 2013.

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Pelican Lake crude oil production growth is targeted to increase from 2013 by 2% to between 47,000 bbl/d to 51,000 bbl/d, while 2014 capital is targeted to decline by over 35% from 2013 levels, with the completion of major facilities and infrastructure in 2013. With the successful implementation of polymer flood and industry leading operating costs targeted to remain at less than $9.00/bbl, Pelican Lake continues to generate significant free cash flow.

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North America light crude oil and NGLs production is a significant part of Canadian Natural’s balanced portfolio. Production volumes are targeted to increase from the 2013 midpoint guidance by 10% to between 72,000 bbl/d and 76,000 bbl/d. Canadian Natural continues to leverage technology with secondary and tertiary recovery projects on the Company’s large asset base. The Company targets to drill 93 net light oil wells and continues to advance horizontal well multi-frac technology in pools across its land base.  In addition, 80% of targeted total drilling will be focused on horizontal wells. As a result of prudent cost control, North America light crude oil and NGLs provides strong free cash flow in 2014.

North America – Oil Sands

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Canadian Natural continues to execute its defined, cost effective plan of developing its oil sands projects, providing longer life, low decline assets which will generate significant free cash flow for decades to come. Total oil sands production from thermal in situ and Horizon is targeted to range from 227,000 bbl/d to 250,000 bbl/d in 2014.

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With an extensive inventory of thermal projects, the Company targets to grow thermal in situ production facility capacity to 510,000 bbl/d in a disciplined, stepwise, cost effective approach, targeting to add 40,000 to 60,000 bbl/d of incremental capacity every two to three years.

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Thermal in situ is targeted to grow 23% in 2014 to between 120,000 bbl/d and 135,000 bbl/d as a result of the ramp up of production at the Kirby South 100% owned and operated SAGD project and continued pad developments at Primrose.

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Kirby North Phase 1 is targeted to be sanctioned in Q2/14. Budgeted capital for the project in 2014 is approximately $450 million. This will allow the progression of detailed engineering to achieve greater cost certainty, ordering of modules and the construction of camp facilities.

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Primrose thermal production is targeted to remain flat as a result of the implementation of partial steaming restrictions after the Company discovered bitumen emulsion at surface in areas of the Primrose field. The Company believes the cause of the occurrence is mechanical in nature and is working collaboratively with the regulators in the causation review and remediation plans. Canadian Natural’s budget is based on these modified steaming strategies.

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Canadian Natural’s staged execution strategy of Phases 2 and 3 at Horizon are delivering the expected results as the project continues to track at or below cost estimates and in accordance with original timelines. Phases 2 and 3 are targeting to bring Horizon synthetic crude oil (“SCO”) production capacity to 250,000 bbl/d by 2017 in staged increments.

o	In 2014, Horizon production is targeted between 107,000 bbl/d to 115,000 bbl/d of SCO.

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This targeted production range includes a 20 to 25 day planned outage targeted for September 2014, which has been planned to allow the acceleration and tie-in of the Horizon Coker Expansion (Phase 2A). This tie-in was originally scheduled to be completed in mid-2015; however, due to strong construction performance to date and the resultant expected early completion of the Coker expansion installation, the Company has accelerated the tie-in to 2014. An increase in Horizon production capacity of approximately 12,000 bbl/d is targeted to occur as a result of the completion of the Coker expansion tie-in. This will result in higher Horizon production levels in the latter part of 2014 and in 2015 than previously forecasted.

o
Construction progress to date at Horizon has been at or above expectations on cost and performance. As the Company has completed detailed design on a number of projects, if cost and performance conditions continue in 2014, the Company has the ability to undertake an additional $400 million in construction work to achieve higher cost certainty. If these conditions do not prevail in 2014 Canadian Natural will not allocate this additional capital to Horizon, as the Company remains focused on cost certainty and is not schedule driven.

International – Exploration and Production

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International crude oil production is targeted to increase from the 2013 midpoint guidance by 3% to between 33,000 bbl/d and 37,000 bbl/d.  Q4/13 to Q4/14 production is targeted to increase approximately 25%.

–	International light oil activities in 2014 will include ramp up of drilling programs in the North Sea, Côte d’Ivoire and South Africa.

o	In the North Sea, the Ninian field development received a Brownfield Allowance (“BFA”) approval. With the support of BFA approvals, 5 net production wells and 2 net injectors are planned for 2014.

o	The development at Espoir is targeted to commence in the second half of 2014 with a 10 well drilling program.

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One exploration well is planned in Côte d’Ivoire for 2014 on Block CI-514 targeting the channel/fan structures similar to Jubilee crude oil discoveries in Ghana. Canadian Natural has a 36% working interest in this Block.

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Canadian Natural has completed the process to find a partner for the joint exploration of Block 11B/12B offshore South Africa. The operator targets to drill the first exploration well in 2014 and the necessary long-lead equipment has been ordered.

–	For 2014, International capital is targeted at approximately $750 million which includes approximately $110 million being spent on the Murchison decommissioning.

Natural Gas

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Canadian Natural is the second largest producer of natural gas in Western Canada and a significant owner and operator of natural gas infrastructure.  The Company’s large North America natural gas and NGLs reserve base of 6.4 Tcfe of gross proved and probable reserves presents significant upside potential for natural gas production and growth in operating free cash flow when natural gas prices recover.

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Total natural gas production is targeted to range from 1,140 to 1,180 MMcf/d before royalties, a 4% increase from 2013 forecasted production volumes. The targeted 2014 capital expenditures of $590 million are largely dedicated to drilling and maintenance. Canadian Natural targets to drill 61 net natural gas wells in 2014, approximately a 45% increase in net wells from the 42 wells forecasted for 2013. The increase in drilling activity compared to 2013 reflects Canadian Natural’s continued commitment to the development of the Company’s extensive liquids rich asset base.

Overall

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Canadian Natural’s near-term focus remains on growing production from higher return crude oil and NGLs projects.  The Company forecasts the volatility in the WCS-WTI heavy oil differential to decline through 2014 as heavy oil conversion capacity is added in PADD II in the first half of 2014.

▪	Canadian Natural’s ability to allocate its free cash flow in a balanced manner is evident in its return to shareholders.

•	From 2009 to 2014, the Company has delivered a 31% compound average growth rate (“CAGR”) in dividends per share.

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Subsequent to the completion of Phase 1 of the Horizon Project in 2009, total dollars returned to shareholders in the form of dividends and targeted share purchases will have grown by a CAGR of 38% through 2013.

•	To date, share purchases in 2013 have accumulated to 9,255,500 common shares at a weighted average price of $31.13 per common share.

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PRODUCTION AND CAPITAL GUIDANCE

Canadian Natural continues its strategy of maintaining a large portfolio of varied projects. This enables the Company to provide consistent growth in production and high shareholder returns over an extended period of time. Annual budgets are developed, scrutinized throughout the year and changed if necessary in the context of project returns, product pricing expectations, and the balancing of project risks and time horizons. Canadian Natural maintains a high ownership level and operatorship in its properties and can therefore control the nature, timing and extent of expenditures in each of its project areas.

The production guidance for 2014B is as follows:

Daily production volumes, before royalties	2014 Budget
Natural gas (MMcf/d)	1,140 - 1,180

Crude oil and NGLs (Mbbl/d)
North America – Exploration and Production	261 - 273
North America – Thermal In Situ	120 - 135
North America – Oil Sands Mining	107 - 115
International	33 - 37
521 - 560

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The capital expenditure guidance for 2014B is as follows:

($ millions)	2014 Budget
North America natural gas	$590
North America crude oil	1,990
International crude oil	750
Total Exploration and Production	$3,330
Thermal In Situ Oil Sands
Primrose and Future	$600
Kirby South	80
Kirby North Phase 1	450
Total Thermal In Situ Oil Sands	$1,130
Midstream	$110
Property acquisitions, dispositions and other	25
Horizon Oil Sands Mining
Project Capital
Reliability – Tranche 2	$40
Directive 74	200
Phase 2A	100
Phase 2B	1,325 - 1,575
Phase 3	550 - 700
Owner’s costs and other	305
Total Capital Projects	2,520 - 2,920
Technology	10
Phase 4	25
Sustaining capital	260
Turnarounds and reclamation	40
Capitalized interest and other	290
Total Horizon Oil Sands Mining	$3,145 - 3,545
Total Capital Expenditures	$7,740 - 8,140

The above capital expenditure guidance for 2014B incorporates the following levels of drilling activity:

Drilling activity (number of net wells)	2014 Budget
Targeting natural gas	61
Targeting crude oil	1,014
Targeting thermal in situ	15
Stratigraphic test / service wells – Exploration and Production	39
Stratigraphic test / service wells – Thermal in situ	184
Stratigraphic test / service wells – Oil Sands Mining	260
Total	1,573

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Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target” or “targeted”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands operations and future expansions, Primrose thermal projects, Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Projects, construction of the proposed Keystone XL Pipeline from Hardisty, Alberta to the US Gulf Coast, construction of the proposed Northern Gateway Pipeline from Edmonton, Alberta to Kitimat British Columbia ,construction of the proposed Energy East pipeline to transport crude oil from Alberta to Quebec and New Brunswick, the proposed Kinder Morgan Trans Mountain pipeline expansion from Edmonton, Alberta to Vancouver, British Columbia, and the construction and future operations of the North West Redwater bitumen upgrader and refinery also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks and the reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil and natural gas and natural gas liquids (NGLs”) reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and their ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses. The Company’s operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available. For additional information refer to the “Risks Factors” section of the AIF. Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements.
Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or Management’s estimates or opinions change.

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CONFERENCE CALL

A conference call will be held at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time on Thursday, November 7, 2013. The North American conference call number is 1-866-225-2055 and the outside North American conference call number is 001-416-340-8410. Please call in about 10 minutes before the starting time in order to be patched into the call.

A taped rebroadcast will be available until 6:00 p.m. Mountain Time, Thursday, November 14, 2013. To access the rebroadcast in North America, dial 1-800-408-3053. Those outside of North America, dial 001-905-694-9451. The pass code to use is 6854115.

WEBCAST

This call is being webcast and can be accessed on Canadian Natural's website at www.cnrl.com. Presentation slides will be available on Canadian Natural's website in PDF format shortly before the live conference call webcast.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance DOUGLAS A. PROLL Executive Vice-President

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